Exhibit 99.1

NOTICE AND ACCESS NOTIFICATION TO SHAREHOLDERS

ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON DECEMBER 10, 2013

With respect to its upcoming Annual General Meeting of Shareholders to be held on December 10, 2013 (the “Meeting”), Petaquilla Minerals Ltd. (the “Company”) has decided to use the notice and access model for delivery of meeting materials to its shareholders.

Under notice and access, instead of receiving paper copies of the Company’s management information circular (the “Information Circular”), and the audited annual financial statements with the corresponding Management Discussion & Analysis for the thirteen months ended June 30, 2013 (collectively, the “Meeting Materials”), shareholders will be receiving notices with information on how to access the Meeting Materials electronically. Together with the notification, shareholders will receive a Form of Proxy or Voting Instruction Form, as applicable, enabling them to vote at the Meeting.

With the reduction in paper use, this alternative means of delivery is more environmentally friendly and it will also reduce the Company’s printing and mailing costs.

MEETING DATE AND LOCATION

WHEN:	10:00 a.m. (Pacific time) on Tuesday, December 10, 2013
WHERE:	Fairmont Hotel Vancouver
Garibaldi Room
900 West Georgia Street, Vancouver, BC Canada

SHAREHOLDERS WILL BE ASKED TO CONSIDER AND VOTE ON THE FOLLOWING MATTERS:

  To receive and consider the audited annual financial statements of the Company for the thirteen months ended June 30, 2013, including the accompanying notes and the report of the auditors thereon, and the annual Management Discussion and Analysis

  To appoint the auditor for the Company to hold office until the close of the next Annual General Meeting and to authorize the directors to fix their remuneration

  To set the number of directors at five

  To elect directors to hold office until the close of the next Annual General Meeting

  To consider and, if deemed appropriate, to approve an ordinary resolution of the shareholders ratifying and confirming the continuation and renewal of the Company’s Shareholder Rights Plan Agreement with Computershare Trust Company of Canada dated October 18, 2010, as more fully described in the Information Circular

  To consider and, if deemed appropriate, to approve an ordinary resolution, ratifying and confirming an amended stock option plan for the Company, increasing the maximum number of shares that may be issued under the stock option plan from 12,500,000 to 15,500,000 shares

  To consider and, if deemed appropriate, to approve an ordinary resolution, ratifying and confirming an expiry date extension to a stock option grant previously awarded to an executive officer, as more fully described in the Information Circular

  To consider and, if deemed appropriate, to approve an ordinary resolution, ratifying and confirming an expiry date extension to stock option issuances acquired by the Company upon the acquisition of Iberian Resources Corp., as more fully described in the Information Circular

  To transact such other business as may properly come before the meeting or any adjournment or adjournments thereof

SHAREHOLDERS ARE REMINDED TO VIEW THE MEETING MATERIALS PRIOR TO VOTING.

WEBSITES WHERE MEETING MATERIALS ARE POSTED

The Meeting Materials can be viewed online under the Company’s profile on SEDAR (www.sedar.com), on EDGAR available through the filings section of the United States Securities and Exchange Commission’s website (www.sec.gov), on the Company’s website at www.petaquilla.com, or at the following website:

www.envisionreports.com/Petaquilla2013

HOW TO OBTAIN PAPER COPIES OF THE MEETING MATERIALS

Shareholders who wish to receive paper copies of the Meeting Materials may request copies by following the instructions on the notice or by contacting the Company by calling toll-free in North America at 1-877-694-0021, outside of North America at (604) 694-0021, or by email to info@petaquilla.com.

Meeting Materials will be sent to such shareholders at no charge within three business days of the request. All such requests must be received no later than November 29, 2013, to ensure timely receipt.

VOTING

Each Form of Proxy or Voting Information Form will provide a number of voting methods.

Registered Holders are asked to return their Form of Proxy by the proxy deposit date noted on the Form of Proxy.

Beneficial Holders are asked to return their Voting Instruction Forms at least one business day in advance of the proxy deposit date noted on the Voting Instruction Form.

Shareholders with questions about notice and access can contact the Company by calling toll-free in North America at 1-877-694-0021, outside North America at 604-694-0021, or by email to info@petaquilla.com.